SPORT CHALET, INC.
One Sport Chalet Drive
La Cañada, California  91011
(818) 949-5300

December 7, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Sport Chalet, Inc. Registration Statement on Form S-8 Registration No. 333-107683

Ladies and Gentlemen:

Sport Chalet, Inc. (the “Company”) hereby respectfully requests that the Company’s Post Effective Amendment No. 1 to Form S-8 Registration Statement (Registration No. 333-107683) filed on December 7, 2009 (the “Amendment”) be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.   This withdrawal is requested by the Company because the Amendment was inadvertently designated as a POS AM instead of S-8 POS. Concurrently with this withdrawal, the Company will file a post-effective amendment designated as an S-8 POS.

If you have questions regarding this matter, please contact the undersigned at (818) 949-5300.

Respectfully,

SPORT CHALET, INC.

By   /s/ Howard K. Kaminsky
Howard K. Kaminsky,
Chief Financial Officer